                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. __)

                                  NETFLIX, INC.
                                  -------------

                                (Name of Issuer)

                    Common Stock, par value $0.001 per share

                         (Title of Class of Securities)

                                    64110L106
                                 (CUSIP Number)

                                 Carla S. Newell
                        c/o Technology Crossover Ventures
                                528 Ramona Street
                           Palo Alto, California 94301
                                 (650) 614-8200

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:

                              Eleanor Cornish, Esq.
        C/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
                      610 Lincoln Street Waltham, MA 02451
                                 (781) 795-3554

                                  May 23, 2002
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

  (1)     Name of Reporting Person

          TCV IV, L.P.
          See item 2 for identification of the General Partner
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds

               AF, OO
          ---------------------------------------------------------------------

  (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               DELAWARE
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                      -6,501,008- SHARES OF COMMON STOCK (A)
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       -0- SHARES OF COMMON STOCK
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     -6,501,008- SHARES OF COMMON STOCK (A)
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                 -0- SHARES OF COMMON STOCK
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               -6,501,008- SHARES OF COMMON STOCK (A)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                           [X]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

               31.48%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person

               PN
          ---------------------------------------------------------------------

---------------

(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 3,471,289 shares of Common Stock.

  (1)     Name of Reporting Person

          TCV IV Strategic Partners, L.P.
          See item 2 for identification of the General Partner
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds

          AF, OO
          ---------------------------------------------------------------------

  (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               DELAWARE
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                      242,413 SHARES OF COMMON STOCK (A)
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       -0- SHARES OF COMMON STOCK
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     242,413 SHARES OF COMMON STOCK (A)
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                 -0- SHARES OF COMMON STOCK
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               242,413 SHARES OF COMMON STOCK (A)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [X]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)


               1.17%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person

               PN
          ---------------------------------------------------------------------


---------------

(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 129,439 shares of Common Stock.

  (1)     Name of Reporting Person

          Technology Crossover Management IV, L.L.C.
          See item 2 for identification of the Managing Members
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds

            AF, OO
          ---------------------------------------------------------------------

  (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               DELAWARE
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                      6,743,421 SHARES OF COMMON STOCK (A)
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       -0- SHARES OF COMMON STOCK
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     6,743,421 SHARES OF COMMON STOCK (A)
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                 -0- SHARES OF COMMON STOCK
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               6,743,421 SHARES OF COMMON STOCK (A)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)


               32.66%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person

               OO
          ---------------------------------------------------------------------


---------------

(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 3,600,728 shares of Common Stock.

  (1)     Name of Reporting Person

          Technology Crossover Ventures II, L.P.
          See item 2 for identification of the General Partner
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds

               AF, OO
          ---------------------------------------------------------------------

  (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               DELAWARE
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                      951,845 SHARES OF COMMON STOCK (A)
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       -0- SHARES OF COMMON STOCK
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     951,845 SHARES OF COMMON STOCK (A)
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                 -0- SHARES OF COMMON STOCK
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               951,845 SHARES OF COMMON STOCK (A)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [X]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)


               4.61%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person

               PN
          ---------------------------------------------------------------------


---------------

(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 435,790 shares of Common Stock.

  (1)     Name of Reporting Person

          TCV II (Q) L.P.
          See item 2 for identification of the General Partner

          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds

               AF, OO
          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      [ ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               DELAWARE
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                      731,792 SHARES OF COMMON STOCK (A)
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       -0- SHARES OF COMMON STOCK
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     731,792 SHARES OF COMMON STOCK (A)
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                 -0- SHARES OF COMMON STOCK
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               731,792 SHARES OF COMMON STOCK (A)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [X]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)


               3.54%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person

               PN
          ---------------------------------------------------------------------


---------------

(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 335,041 shares of Common Stock.

  (1)     Name of Reporting Person

          TCV II, V.O.F.
          See item 2 for identification of the Investment General Partner

          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds

           AF, OO
          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      [ ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               NETHERLANDS ANTILLES
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                      30,920 SHARES OF COMMON STOCK (A)
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       -0- SHARES OF COMMON STOCK
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     30,920 SHARES OF COMMON STOCK (A)
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                 -0- SHARES OF COMMON STOCK
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               30,920 SHARES OF COMMON STOCK (A)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [X]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)


               LESS THAN 1%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person

               PN
          ---------------------------------------------------------------------


---------------

(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 14,156 shares of Common Stock.

  (1)     Name of Reporting Person

          TCV II STRATEGIC PARTNERS, L.P.
          See item 2 for identification of the General Partner
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds

               AF, OO
          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      [ ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               DELAWARE
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                      129,867 SHARES OF COMMON STOCK (A)
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       -0- SHARES OF COMMON STOCK
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     129,867 SHARES OF COMMON STOCK (A)
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                 -0- SHARES OF COMMON STOCK
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               129,867 SHARES OF COMMON STOCK (A)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [X]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)


               LESS THAN 1%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person

               PN
          ---------------------------------------------------------------------


---------------

(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 59,458 shares of Common Stock.

  (1)     Name of Reporting Person

               Technology Crossover Ventures II, C.V.
               See item 2 for identification of the Investment General Partner
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds

               AF, OO
          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      [ ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               NETHERLANDS ANTILLES
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                      145,327 SHARES OF COMMON STOCK (A)
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       -0- SHARES OF COMMON STOCK
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     145,327 SHARES OF COMMON STOCK (A)
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                 -0- SHARES OF COMMON STOCK
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               145,327 SHARES OF COMMON STOCK (A)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [X]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)


               LESS THAN 1%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person

               PN
          ---------------------------------------------------------------------


---------------

(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 66,536 shares of Common Stock.

  (1)     Name of Reporting Person

          Technology Crossover Management II, L.L.C.
          See item 2 for identification of the Managing Members
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds

               AF, OO
          ---------------------------------------------------------------------

  (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               DELAWARE
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                      1,989,751 SHARES OF COMMON STOCK (A)
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       -0- SHARES OF COMMON STOCK
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     1,989,751 SHARES OF COMMON STOCK (A)
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                 -0- SHARES OF COMMON STOCK
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               1,989,751 SHARES OF COMMON STOCK (A)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)


               9.64%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person

               OO
          ---------------------------------------------------------------------


---------------

(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 910,981 shares of Common Stock.

  (1)     Name of Reporting Person

               TCV Franchise Fund, L.P.
               See item 2 for identification of the General Partner
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds

               AF, OO
          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      [ ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               DELAWARE
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                      174,965 SHARES OF COMMON STOCK (A)
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       -0- SHARES OF COMMON STOCK
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     174,965 SHARES OF COMMON STOCK (A)
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                 -0- SHARES OF COMMON STOCK
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               174,965 SHARES OF COMMON STOCK (A)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [X]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)


               LESS THAN 1%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person

               PN
          ---------------------------------------------------------------------


---------------

(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 93,425 shares of Common Stock.

  (1)     Name of Reporting Person

          TCVF Management, L.L.C.
          See item 2 for identification of the Mananging Members
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds

               AF, OO
          ---------------------------------------------------------------------

  (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               DELAWARE
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                      174,965 SHARES OF COMMON STOCK (A)
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       -0- SHARES OF COMMON STOCK
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     174,965 SHARES OF COMMON STOCK (A)
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                 -0- SHARES OF COMMON STOCK
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               174,965 SHARES OF COMMON STOCK (A)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

               LESS THAN 1%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person

               OO
          ---------------------------------------------------------------------


---------------

(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 93,425 shares of Common Stock.

  (1)     Name of Reporting Person

               JAY C. HOAG
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds

               AF, OO
          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      [ ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               UNITED STATES CITIZEN
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                      -0- SHARES OF COMMON STOCK
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       8,908,137 SHARES OF COMMON STOCK (A)
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     8,908,137 SHARES OF COMMON STOCK (A)
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                 -0- SHARES OF COMMON STOCK
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               8,908,137 SHARES OF COMMON STOCK (A)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

               43.14%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person

               IN
          ---------------------------------------------------------------------


---------------

(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 4,605,134 shares of Common Stock.

  (1)     Name of Reporting Person

               RICHARD H. KIMBALL
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds

               AF, OO
          ---------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                      [ ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               UNITED STATES CITIZEN
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                      -0- SHARES OF COMMON STOCK
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       8,908,137 SHARES OF COMMON STOCK (A)
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     8,908,137 SHARES OF COMMON STOCK (A)
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                 -0- SHARES OF COMMON STOCK
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               8,908,137 SHARES OF COMMON STOCK (A)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

               43.14%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person

               IN
          ---------------------------------------------------------------------


---------------

(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 4,605,134 shares of Common Stock.

ITEM 1. SECURITY AND ISSUER.

This statement relates to shares of common stock, par value $0.001 per share (the "Common Stock"), of Netflix, Inc., a Delaware corporation ("Netflix" or the "Company"). The Company's principal executive offices are located at 970 University Ave., Los Gatos, CA 95032.

ITEM 2. IDENTITY AND BACKGROUND.

(a)-(c), (f). This statement is being filed by (1) TCV IV, L.P., a Delaware limited partnership ("TCV IV"), (2) TCV IV Strategic Partners, L.P., a Delaware limited partnership ("Strategic Partners IV"), (3) Technology Crossover Management IV, L.L.C., a Delaware limited liability company ("Management IV"),
(4) TCV II, V.O.F., a Netherlands Antilles general partnership ("TCV II, V.O.F."), (5) Technology Crossover Ventures II, L.P., a Delaware limited partnership ("TCV II, L.P."), (6) TCV II (Q), L.P., a Delaware limited partnership ("TCV II (Q)"), (7) TCV II Strategic Partners, L.P., a Delaware limited partnership ("Strategic Partners II"), (8) Technology Crossover Ventures II, C.V., a Netherlands Antilles general partnership ("TCV II, C.V."), (9) Technology Crossover Management II, L.L.C., a Delaware limited liability company ("Management II"), (10) TCV Franchise Fund, L.P., a Delaware limited Partnership ("TCVF"), (11) TCVF Management, L.L.C., a Delaware limited liability company ("Management F"), (12) Jay C. Hoag ("Mr. Hoag") and (13) Richard H. Kimball ("Mr. Kimball"). TCV IV, Strategic Partners IV, Management IV, TCV II, V.O.F., TCV II, L.P., TCV II (Q), Strategic Partners II, TCV II, C.V., Management II, TCVF, Management F, Mr. Hoag and Mr. Kimball are sometimes collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.

TCV IV, Strategic Partners IV, Management IV, TCV II, V.O.F., TCV II, L.P., TCV II (Q), Strategic Partners II, TCV II, C.V., Management II, TCVF and Management F are each principally engaged in the business of investing in securities of privately and publicly held companies. Management IV is the sole general partner of TCV IV and Strategic Partners IV. Management II is the sole general partner of TCV II, L.P., TCV II (Q) and Strategic Partners II and the sole investment general partner of TCV II, V.O.F. and TCV II, C.V. Management F is the sole general partner of TCVF. The address of the principal business and office of each of TCV IV, Strategic Partners IV, Management IV, TCV II, V.O.F., TCV II, L.P., TCV II (Q), Strategic Partners II, TCV II, C.V., Management II, TCVF and Management F is 528 Ramona Street, Palo Alto, California 94301.

Mr. Hoag and Mr. Kimball are the managing members of Management IV, Management II and Management F. Mr. Hoag and Mr. Kimball are each United States citizens, and the present principal occupation of each is as a venture capital investor. The business address of each of Mr. Hoag and Mr. Kimball is 528 Ramona Street, Palo Alto, California 94301.

(d), (e). During the last five years, none of TCV IV, Strategic Partners IV, Management IV, TCV II, V.O.F., TCV II, L.P., TCV II (Q), Strategic Partners II, TCV II, C.V., Management II, TCVF and Management F, Mr. Hoag or Mr. Kimball has
(1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


On May 23, 2002 TCV IV, Strategic Partners IV and TCVF purchased the following shares from the underwriters of Company's initial public offering (the "Offering") at $15.00 per share (the "IPO Shares"):

Name of Investor                    Shares Acquired
----------------------              ---------------
TCV IV                                  331,704
Strategic Partners IV                    12,369
TCVF                                      8,927

The source of funds for the acquisition of the IPO Shares by TCV IV, Strategic Partners IV and TCVF was capital contributions from their respective partners.

Pursuant to the terms of a Series E Non-Voting Preferred Stock and Warrant Purchase Agreement dated April 13, 2000 (the "E Purchase Agreement") by and among the Company on the one hand, and TCV IV, Strategic Partners IV, TCV II, V.O.F., TCV II, L.P., TCV II (Q), Strategic Partners II, TCV II, C.V., TCVF (the "TCV Investors") and other investors, on the other hand, the Company agreed to sell and the TCV Investors agreed to purchase 4,359,876 shares of Series E Preferred Stock, at a purchase price of $9.38 per share. In consideration of the E Shares the TCV Investors paid the Company an aggregate of $40,895,637. Each share of Series E Preferred Stock converted into approximately .68 shares of Common Stock upon closing of the Offering, such that the TCV Investors hold an aggregate of 2,969,906 shares of Common Stock as a result of such conversion (the "E Shares").

The source of the funds for the acquisition of the E Shares by the TCV Investors was capital contributions from their respective partners.

A copy of the E Purchase Agreement is attached hereto as Exhibit 2.

Pursuant to the terms of a Note and Warrant Purchase Agreement dated July 10, 2001 (the "Warrant Purchase Agreement") by and among the Company on the one hand, and the TCV Investors and other investors, on the other hand, the Company agreed to sell and the TCV Investors agreed to purchase 4,605,134 warrants to acquire Common Stock (the "Warrants") at a purchase price of $.003 per share per underlying share of Common Stock (the "Warrant Shares") and at an exercise price of $3.00 per share. In consideration of the Warrants the TCV Investors paid the Company an aggregate of $13,815.

The source of funds for the acquisition of Warrants by the TCV Investors was capital contributions from their respective partners.

A copy of the Warrant Purchase Agreement is attached hereto as Exhibit 3.

Pursuant to the terms of a Series D Preferred Stock Purchase Agreement dated June 22, 1999 (the "D Purchase Agreement") by and among the Company on the one hand, and TCV II, V.O.F., TCV II, L.P., TCV II (Q), Strategic Partners II, TCV II, C.V. (the "TCV II Investors") and other investors, on the other hand, the Company agreed to sell and the TCV II Investors agreed to purchase 366,735 shares of Series D Preferred Stock, at a purchase price of $6.52 per share. In consideration of the D Shares the TCV II Investors paid the Company an aggregate of $2,391,112. Each share of Series D Preferred Stock converted into approximately .47 shares of Common Stock upon closing of the Offering, such that the TCV II Investors hold an aggregate of 173,646 shares of Common Stock as a result of such conversion (the "D Shares").

The source of the funds for the acquisition of the D Shares by the TCV II Investors was capital contributions from their respective partners.

A copy of the D Purchase Agreement is attached hereto as Exhibit 4.

Pursuant to the terms of a Series C Preferred Stock Purchase Agreement dated February 17, 1999 (the "C Purchase Agreement") by and among the Company on the one hand, and the TCV II Investors and other investors, on the other hand, the Company agreed to sell and the TCV II Investors agreed to purchase 1,834,862 shares of Series C Preferred Stock, at a purchase price of $3.27 per share. In consideration of the C Shares the TCV II Investors paid the Company an aggregate of $5,999,999. Each share of Series C Preferred Stock converted into approximately .44 shares of Common Stock upon closing of the Offering, such that the TCV II Investors hold an aggregate of 806,451 shares of Common Stock as a result of such conversion (the "C Shares").

The source of the funds for the acquisition of the C Shares by the TCV II Investors was capital contributions from their respective partners.

A copy of the C Purchase Agreement is attached hereto as Exhibit 5.

ITEM 4. PURPOSE OF TRANSACTION.

REGISTRATION RIGHTS AGREEMENT

Pursuant to the Amended and Restated Stockholders' Rights Agreement dated July 10, 2001 (the "Rights Agreement") by and among the Company on the one hand, and TCV Investors and other investors on the other hand, the Company agreed to register the E Shares, D Shares, C Shares and the Warrant Shares, subject to certain exceptions. The Company is obligated to pay all expenses incurred in connection with such registrations. The Company has agreed to indemnify the Investors and related persons against certain liabilities under the securities laws in connection with the sale of securities under such registrations.

A copy of the Rights Agreement is attached hereto as Exhibit 6.

WARRANTS

Pursuant to Warrants dated July 10, 2001, TCV Investors have the right to purchase shares of the Company's Common Stock at an exercise price of $3.00 per share. Payment of the exercise price may be made in cash, or through the surrender of Common Stock underlying the Warrants with a fair market value equal to the exercise price of the Warrants being exercised (otherwise known as net exercise). The exercise price and the number of shares issuable upon exercise of the Warrants are subject to certain adjustments under certain circumstances as set forth in the Warrants.

A copy of the form of Warrant issued to the TCV Investors, along with a schedule of the number of shares of Common Stock underlying the Warrants issued to the TCV Investors, is attached hereto as Exhibit 7.

The Reporting Persons acquired the IPO Shares, E Shares, Warrants, D Shares and C Shares for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, exercise all or a portion of the Warrants and may acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the IPO Shares, E Shares, D Shares, C Shares and/or Common Stock issued upon exercise of the Warrants in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a), (b). As of the close of business on May 23, 2002, TCV IV, Strategic Partners IV, TCV II, V.O.F., TCV II, L.P., TCV II (Q), Strategic Partners II, TCV II, C.V. and TCVF owned directly 8,908,137 shares of Common Stock as follows:


-------------------------------------------------------------------------------------------------
Name of Investor                 Number of Total Shares      Percentage of Outstanding Shares (a)
-------------------------------------------------------------------------------------------------
TCV IV                                     6,501,008                        31.48%
-------------------------------------------------------------------------------------------------

Strategic Partners IV                        242,413                         1.17%
-------------------------------------------------------------------------------------------------

TCV II, V.O.F.                                30,920                  Less than 1%
-------------------------------------------------------------------------------------------------

TCV II, L.P.                                 951,845                          4.61%
-------------------------------------------------------------------------------------------------

TCV II (Q)                                   731,792                         3.54%
-------------------------------------------------------------------------------------------------

Strategic Partners II                        129,867                  Less than 1%
-------------------------------------------------------------------------------------------------

TCV II, C.V.                                 145,327                  Less than 1%
-------------------------------------------------------------------------------------------------

TCVF                                         174,965                  Less than 1%
-------------------------------------------------------------------------------------------------

Mr.  Hoag                                  8,908,137                        43.14%
-------------------------------------------------------------------------------------------------

Mr.  Kimball                               8,908,137                        43.14%

(a) all percentages in this table are based on the 20,648,074 shares of Common Stock of the Company outstanding, as reported on the Company's 424(b)(4) filed with the Securities and Exchange Commission on May 23, 2002.

Each of TCV IV and Strategic Partners IV (together the "TCV IV Funds") has the sole power to dispose or direct the disposition of the IPO Shares, E Shares, and Warrants which it holds directly and the Warrant Shares acquirable upon exercise of its Warrants. Each of the TCV IV Funds has the sole power to direct the vote of its respective IPO Shares and E Shares and will have the power to vote or direct the vote of its respective Warrant Shares upon exercise of its Warrants. Management IV as the sole general partner of TCV IV and Strategic Partners IV may also be deemed to have the sole power to dispose or direct the disposition of the IPO Shares, E Shares, and Warrants which it holds directly and the Warrant Shares acquirable upon exercise of its Warrants and direct the vote of the IPO Shares, E Shares, and Warrant Shares acquirable upon exercise of its Warrants. Management IV disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

Each of TCV II, V.O.F., TCV II, L.P., TCV II (Q), Strategic Partners II and TCV II, C.V. (together the "TCV II Funds") has the sole power to dispose or direct the disposition of the E Shares, D Shares, C Shares, and Warrants which it holds directly and the Warrant Shares acquirable upon exercise of its Warrants. Each of the TCV II Funds has the sole power to direct the vote of its respective E Shares, D Shares and C Shares and will have the power to vote or direct the vote of its respective Warrant Shares upon exercise of its Warrants. Management II as the sole general partner of TCV II, L.P., TCV II (Q) and Strategic Partners II and as the sole investment general partner of TCV II, V.O.F. and TCV II, C.V. may also be deemed to have the sole power to dispose or direct the disposition of the E Shares, D Shares, C Shares, and Warrants which it holds directly and the Warrant Shares acquirable upon exercise of its Warrants and direct the vote of the E Shares, D Shares, C Shares and Warrant Shares upon exercise of its Warrants. Management II disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

TCVF has the sole power to dispose or direct the disposition of the IPO Shares, E Shares, and Warrants which it holds directly and the Warrant Shares acquirable upon exercise of its Warrants. TCVF has the sole power to direct the vote of its respective IPO Shares and E Shares and will have the power to vote or direct the vote of its respective Warrant Shares upon exercise of its Warrants. Management F as the sole general partner of TCVF may also be deemed to have the sole power to dispose or direct the disposition of the IPO Shares, E Shares, and Warrants which it holds directly and the Warrant Shares acquirable upon exercise of its Warrants and direct the vote of the IPO Shares, E Shares, and Warrant Shares acquirable upon exercise of its Warrants. Management F disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

Messrs. Hoag and Kimball are the managing members of Management IV, Management II and Management F. Under the operating agreements of Management IV, Management II and Management F, each of Messrs. Hoag and Kimball have the independent power to cause the funds managed by Management IV, Management II and Management F to buy and sell securities of publicly traded portfolio companies; however, in general, they must act by unanimous consent with respect to all other matters, including directing the voting of such securities. As a result, each of Messrs. Hoag and Kimball may be deemed to each have the sole power to dispose or direct the disposition of the IPO Shares, E Shares, D Shares, C Shares and Warrants which it holds directly and the Warrant Shares acquirable upon exercise of the Warrants held by TCV IV Funds, TCV II Funds and TCVF and the shared power to direct the vote of the IPO Shares, E Shares, D Shares, C Shares and Warrant Shares acquirable upon exercise of the Warrants held by TCV IV Funds, TCV II Funds and TCVF. Messrs. Hoag and Kimball disclaim beneficial ownership of the securities owned by TCV IV Funds, TCV II Funds and TCVF except to the extent of their pecuniary interest therein.

The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.

Except as set forth in this Item 5(a) - (b), each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Reporting Person.

(c). Except as set forth herein, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d). Not applicable.

(e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 4 above summarizes certain provisions of the E Purchase Agreement, the Warrant Purchase Agreement, the D Purchase Agreement, the C Purchase Agreement, the Rights Agreement and the form of Warrant. A copy of the E Purchase Agreement is attached hereto as Exhibit 2 and is incorporated by reference herein. A copy of the Warrant Purchase Agreement is attached hereto as Exhibit 3 and is incorporated by reference herein. A copy of the D Purchase Agreement is attached hereto as Exhibit 4 and is incorporated by reference herein. A copy of the C Purchase Agreement is attached hereto as Exhibit 5 and is incorporated by reference herein. A copy of the Rights Agreement is attached hereto as Exhibit 6 and is incorporated by reference herein. A copy of the form of Warrant is attached hereto as Exhibit 7 and is incorporated by reference herein.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1     Joint Filing Agreement

Exhibit 2 Series E Non-Voting Preferred Stock and Warrant Purchase Agreement dated April 13, 2000

Exhibit 3     Note and Warrant Purchase Agreement dated July 10, 2002

Exhibit 4     Series D Preferred Stock Purchase Agreement dated June 22, 1999

Exhibit 5     Series C Preferred Stock Purchase Agreement dated February 17,
              1999

Exhibit 6     Amended and Restated Stockholders' Rights Agreement dated July 10,
              2001 (incorporated by reference from Exhibit 10.5 of the Company's Form S-1 dated March 6, 2002)

Exhibit 7 Form of Warrant dated July 10, 2001 (including a schedule of the number of shares of Common Stock underlying the Warrants issued to the Reporting Persons)

Exhibit 8 Statement Appointing Designated Filer and Authorized Signatories dated November 5, 2001 (incorporated by reference from Exhibit A to the Schedule 13D/A relating to the common stock of Digital
              Generation Systems, Inc. filed on March 21, 2002).

                                    SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 23, 2002

                                     TCV IV, L.P.



                                     By: /s/ Carla S. Newell
                                        ----------------------------------------
                                     Name: Carla S. Newell
                                     Its:  Authorized Signatory



                                     TCV IV STRATEGIC PARTNERS, L.P.



                                     By: /s/ Carla S. Newell
                                        ----------------------------------------
                                     Name: Carla S. Newell
                                     Its:  Authorized Signatory



                                     TECHNOLOGY CROSSOVER MANAGEMENT IV, L.L.C.



                                     By: /s/ Carla S. Newell
                                        ----------------------------------------
                                     Name: Carla S. Newell
                                     Its:  Authorized Signatory



                                     TCV II, V.O.F.



                                     By: /s/ Carla S. Newell
                                        ----------------------------------------
                                     Name: Carla S. Newell
                                     Its:  Authorized Signatory



                                     TECHNOLOGY CROSSOVER VENTURES II, L.P.



                                     By: /s/ Carla S. Newell
                                        ----------------------------------------
                                     Name: Carla S. Newell
                                     Its:  Authorized Signatory

                                     TCV II (Q), L.P.



                                     By: /s/ Carla S. Newell
                                        ----------------------------------------
                                     Name: Carla S. Newell
                                     Its:  Authorized Signatory



                                     TCV II STRATEGIC PARTNERS, L.P.



                                     By: /s/ Carla S. Newell
                                        ----------------------------------------
                                     Name: Carla S. Newell
                                     Its:  Authorized Signatory



                                     TECHNOLOGY CROSSOVER VENTURES II, C.V.



                                     By: /s/ Carla S. Newell
                                        ----------------------------------------
                                     Name: Carla S. Newell
                                     Its:  Authorized Signatory



                                     TECHNOLOGY CROSSOVER MANAGEMENT II, L.L.C.



                                     By: /s/ Carla S. Newell
                                        ----------------------------------------
                                     Name: Carla S. Newell
                                     Its:  Authorized Signatory



                                     TCV FRANCHISE FUND, L.P.



                                     By: /s/ Carla S. Newell
                                        ----------------------------------------
                                     Name: Carla S. Newell
                                     Its:  Authorized Signatory

                                     TCVF MANAGEMENT, L.L.C.



                                     By: /s/ Carla S. Newell
                                        ----------------------------------------
                                     Name: Carla S. Newell
                                     Its:  Authorized Signatory


                                     JAY C. HOAG



                                     /s/ Carla S. Newell
                                     ------------------------------------------
                                     By:  Carla S. Newell, Authorized Signatory



                                     RICHARD H. KIMBALL



                                     /s/ Carla S. Newell
                                     -------------------------------------------
                                     By:  Carla S. Newell, Authorized Signatory

                                  EXHIBIT INDEX


Exhibit 1     Joint Filing Agreement

Exhibit 2 Series E Non-Voting Preferred Stock and Warrant Purchase Agreement dated April 13, 2000

Exhibit 3     Note and Warrant Purchase Agreement dated July 10, 2002

Exhibit 4     Series D Preferred Stock Purchase Agreement dated June 22, 1999

Exhibit 5     Series C Preferred Stock Purchase Agreement dated February 17, 1999

Exhibit 6     Amended and Restated Stockholders' Rights Agreement dated July 10,
              2001 (incorporated by reference from Exhibit 10.5 of the Company's
              Form S-1 dated March 6, 2002)

Exhibit 7 Form of Warrant dated July 10, 2001 (including a schedule of the number of shares of Common Stock underlying the Warrants issued to the Reporting Persons)

Exhibit 8 Statement Appointing Designated Filer and Authorized Signatories dated November 5, 2001 (incorporated by reference from Exhibit A to the Schedule 13D/A relating to the common stock of Digital
              Generation Systems, Inc. filed on March 21, 2002).